November 18, 2015

Via Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Kathleen Collins

    Rebekah Lindsey

Re:	Endurance International Group Holdings, Inc.

    Form 10-K for Fiscal Year Ended December 31, 2014

    Form 10-Q for the Quarterly Period Ended September 30, 2015

    File No. 001-36131

Ladies and Gentlemen:

We have received your letter dated November 17, 2015 from Kathleen Collins, Accounting Branch Chief, on behalf of the staff of the Securities and Exchange Commission, to the undersigned, Chief Financial Officer of Endurance International Group Holdings, Inc. (the “Company”), relating to the Form 10-K and Form 10-Q referenced above. This will confirm that the Company intends to respond to the comments in that letter on or before December 9, 2015.

Please do not hesitate to contact Lara Mataac at 781-852-3323 or at lara.mataac@endurance.com should you have questions or require additional information.

Very truly yours,

/s/ Marc Montagner
Marc Montagner
Chief Financial Officer

cc:	David Bryson, Endurance International Group Holdings, Inc.

Lara Mataac, Endurance International Group Holdings, Inc.

10 Corporate Drive, Suite 300, Burlington, MA 01803 t: 781-852-3200 f: 781-272-2915 www.endurance.com